FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Receives Operating Permit for Kirazlı Project

Toronto, Ontario (March 1, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported it has been granted the Operating Permit from the Turkish Department of Energy and Natural Resources allowing for the start of earthworks on the open pit area of the Kirazlı project.
As disclosed in January 2019, the Company expects to spend $75 million in 2019 on completing work on the water reservoir and ramping up major construction activities and earthworks. The remaining $60 million of Kirazlı’s total initial capital budget of $152 million will be spent in 2020 with initial production expected by the end of 2020.
As outlined in the 2017 feasibility study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce. This is expected to bring consolidated production to over 600,000 ounces per year, while significantly lowering the Company’s cost profile.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101. For further information pertaining to the 2017 feasibility study, please see press release titled “Alamos Gold Announces Positive Feasibility Study for Kirazlı Project”, dated February 15, 2017, and the corresponding technical report, both available under the Company's profile on SEDAR at www.sedar.com and on the Alamos website at www.alamosgold.com.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains statements which are, or may deemed to be, forward-looking information within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statement(s)”). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", “is expected” "believes", "anticipates", "will", "intends", "estimates", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this news release include, but are not limited to: development delays at the Kirazlı project, the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Turkish Lira and U.S. dollar); the impact of inflation; any decision to declare a dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting our Turkish operations; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; availability of and increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation (including tax legislation), controls or regulations; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and, risks arising from holding derivative instruments.
Additional risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov., and should be reviewed in conjunction with this . The foregoing should be reviewed in news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2 | Alamos Gold Inc